

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

October 16, 2024

James Walker
Chief Executive Officer
Nano Nuclear Energy Inc.
10 Times Square, 30th Floor
New York, New York 10018

> **Re:  Nano Nuclear Energy Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 7, 2024**
> **CIK No. 0001923891**

Dear James Walker:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Lawrence Rosenbloom